SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 06 June 2012

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares
Enclosure 2	Transaction in Own Shares
Enclosure 3	Transaction in Own Shares
Enclosure 4	Transaction in Own Shares
Enclosure 5	Director Declaration
Enclosure 6	Transaction in Own Shares
Enclosure 7	Director/PDMR Shareholding
Enclosure 8	Transaction in Own Shares
Enclosure 9	Transaction in Own Shares
Enclosure 10	Transaction in Own Shares
Enclosure11	Transaction in Own Shares
Enclosure12	Transaction in Own Shares
Enclosure13	Transaction in Own Shares
Enclosure 14	Total Voting Rights

Enclosure 1

Wednesday 9 May 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 225,391 ordinary shares at a minimum price of  61 pence per share and a maximum price of 192 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 363,790,901 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,787,436,128.

The above figure (7,787,436,128) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

BT GROUP PLC

11 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 11 May 2012 it purchased from J.P. Morgan Securities Ltd. 4,000,000 ordinary shares at an average price of 208.8583 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 367,790,901 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is  7,783,436,128.

The above figure 7,783,436,128 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 3

BT GROUP PLC

14 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 14 May 2012 it purchased from J.P. Morgan Securities Ltd. 4,000,000 ordinary shares at an average price of 206.6452 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 371,790,901 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is  7,779,436,128.

The above figure 7,779,436,128 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 4

Tuesday 15 May 2012

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 41,729,948 ordinary shares at a minimum price of Nil pence per share and a amaximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 330,060,953 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,821,166,076.

The above figure (7,821,166,076) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

BT Group plc                                                                                                                                                                                                                                                     16 May 2012

Notification under Listing Rule 9.6.14

Nick Rose, a non-executive director of BT Group plc, is a current director of Edwards Group Limited which listed on NASDAQ on 11 May 2012 and is thus now a publicly quoted company.

Contact for queries:
Name:          Anna Watch
Address:      pp A9, BT Centre, 81 Newgate St, EC1A 7AJ

Enclosure 6

BT GROUP PLC

16 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 16 May 2012 it purchased from J.P. Morgan Securities Ltd. 2,000,000 ordinary shares at an average price of 207.9909 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 332,060,953 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is  7,819,166,076.

The above figure 7,819,166,076 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

IAN LIVINGSTON

GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to hares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE - 723 SHARES

IAN LIVINGSTON - 723 SHARES

GAVIN PATTERSON - 723 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

207.4 pence

14. Date and place of transaction

15 MAY 2012 - UK

15. Total holding following notification and total percentage holding following notification
(any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:  117,153 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 13,595 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 2,335,752
BT GROUP DEFERRED BONUS PLAN: SHARES -2,021,773
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 3,041,480
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,906 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 1,009,616
BT GROUP DEFERRED BONUS PLAN: SHARES - 656,515
BT GROUP INCENTIVE SHARE PLAN: SHARES -1,410,635
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

16. Date issuer informed of transaction

16 MAY 2012

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

17 MAY 2012

END

Enclosure 8

BT GROUP PLC

18 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 18 May 2012 it purchased from J.P. Morgan Securities Ltd. 3,000,000 ordinary shares at an average price of 204.5701 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 335,060,953 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is  7,816,166,076.

The above figure 7,816,166,076 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 9

BT GROUP PLC

22 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1.    transferred in connection with its employee share plans 77,168 ordinary shares at a minimum price of 61 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares; and

2. purchased from J.P. Morgan Securities Ltd. 1,546,635 ordinary shares at an average price of 205.9329 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above transfer and purchase, BT Group plc holds 336,530,420 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,814,696,609.

The above figure 7,814,696,609 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 10

BT GROUP PLC

23 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 23 May 2012 it purchased from J.P. Morgan Securities Ltd. 2,953,365 ordinary shares at an average price of 206.0124 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 339,483,785 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,811,743,244.

The above figure 7,811,743,244 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 11

BT GROUP PLC

25 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 25 May 2012 it purchased from J.P. Morgan Securities Ltd. 2,000,000 ordinary shares at an average price of 206.8272 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 341,483,785 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,809,743,244.

The above figure 7,809,743,244 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 12

BT GROUP PLC

29 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today:

1. transferred in connection with its employee share plans 30,475 ordinary shares at a minimum price of 111 pence per share and a maximum price of 124 pence per share. The transferred shares were all formerly held as treasury shares;  and

2. purchased from J.P. Morgan Securities Ltd. 2,000,000 ordinary shares at an average price of 205.3791 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer and purchase, BT Group plc holds 343,453,310 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,807,773,719.

The above figure 7,807,773,719 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 13

BT GROUP PLC

30 May 2012

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that on 30 May 2012 it purchased from J.P. Morgan Securities Ltd. 2,000,000 ordinary shares at an average price of 205.8443 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 345,453,310 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,805,773,719.

The above figure 7,805,773,719 may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 14

Thursday 31 May 2012

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 May 2012 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 345,453,310 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,805,773,719

The above figure (7,805,773,719) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary

Date 06 June 2012